Filed by Affiliated Computer Services, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: Affiliated Computer Services, Inc.
Commission File No.: 1-12665

News from Xerox and ACS
For Immediate Release	Xerox Corporation 45 Glover Avenue P.O. Box 4505 Norwalk, CT 06856-4505 tel +1-203-968-3000

Xerox and ACS Set February 5 for Shareholders Meetings on Acquisition of Affiliated Computer Services

NORWALK, Conn., Dec. 28, 2009 – On February 5, Xerox Corporation (NYSE: XRX) and Affiliated Computer Services, Inc. (NYSE: ACS) shareholders will vote on Xerox’s agreement to purchase ACS, the world’s largest diversified business process outsourcing firm.  The joint proxy statement has been finalized and will be sent to Xerox and ACS shareholders.  Xerox and ACS boards of directors recommend shareholders vote in favor of the acquisition, which will transform Xerox into the leading global enterprise for document and business process management, accelerating its growth in an expanding market.

In preparation for the shareholder meetings, Xerox and ACS satisfied Hart-Scott Rodino and Securities and Exchange Commission requirements.  Earlier this month, Xerox successfully completed a $2 billion capital markets transaction, the net proceeds of which support the ACS acquisition.  In addition, Xerox confirmed that pre-closing litigation-related issues have been resolved, and that both parties intend to move quickly to close the deal.

On Sept. 28, Xerox announced a definitive agreement to acquire ACS in a cash and stock transaction.  ACS is a $6.5 billion company with revenue growth of 6 percent and new business signings of $1 billion in annual recurring revenue during its fiscal 2009.

Xerox shareholders who owned Xerox common stock at the close of business on December 11, 2009, can attend a special meeting at Xerox headquarters in Norwalk, Conn., at 10 a.m. EST on February 5.  ACS shareholders who owned ACS common stock at the close of business on December 11, 2009, can attend a special meeting at the Cityplace Conference Center, 2711 North Haskell in Dallas at 2 p.m. CST on February 5.

About Xerox
Headquartered in Norwalk, Conn., Xerox Corporation’s 54,000 people represent the world's leading document management, technology and services enterprise, providing the industry's broadest portfolio of color and black-and-white document processing systems and related supplies, as well as document management consulting and outsourcing services.

About ACS
Headquartered in Dallas, TX, ACS’ 76,000 professionals support thousands of multinational corporations and government agencies in more than 100 countries from 500 locations. It offers business process and information technology outsourcing services in areas that include finance services, communications, transportation, human resources, healthcare, transaction processing, and customer care. Learn more about ACS at http://www.acs-inc.com.

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Media Contacts:
Carl Langsenkamp, Xerox Corporation, +1-585-423-5782, Carl.Langsenkamp@xerox.com

Kevin Lightfoot, ACS, +1-214-695-1169, Kevin.Lightfoot@acs-inc.com

This release contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially.  These factors include but are not limited to the unprecedented volatility in the global economy; the risk that unexpected costs will be incurred; the outcome of litigation and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; the risk that we will not realize all of the anticipated benefits from the acquisition of Affiliated Computer Services, Inc.; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of our 2008 Annual Report on Form 10-K and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009 and ACS’s 2009 Annual Report on Form 10-K and Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 filed with the Securities and Exchange Commission.  The Company assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

The proposed merger transaction involving Xerox and ACS will be submitted to the respective stockholders of Xerox and ACS for their consideration.  In connection with the proposed merger, Xerox filed with the SEC, and the SEC declared effective on December 23, a registration statement on Form S-4 that included a joint proxy statement of Xerox and ACS that also constitutes a prospectus of Xerox and each of the companies may be filing with the SEC other documents regarding the proposed transaction. Xerox will mail the joint proxy statement/prospectus to its stockholders. Xerox and ACS urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed transaction before making any voting or investment decision because it contains important information.  You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Xerox and ACS, without charge, at the SEC’s Internet site (http://www.sec.gov).  Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, from Xerox’s website, http://www.xerox.com, under the heading “Investor Relations” and then under the heading “SEC Filings”.  You may also obtain these documents, without charge, from ACS’s website, http://www.acs-inc.com, under the tab “Investor Relations” and then under the heading “SEC Filings”.

Xerox, ACS and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of Xerox and ACS in favor of the merger.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of Xerox and ACS in connection with the proposed merger are set forth in the joint proxy statement/prospectus filed with the SEC.  You can find information about Xerox’s executive officers and directors in its definitive proxy statement filed with the SEC on April 6, 2009.  You can find information about ACS’s executive officers and directors in its annual report on Form 10-K filed with the SEC on August 27, 2009.  You can obtain free copies of these documents from Xerox and ACS websites using the contact information above.

For more information on Xerox, visit http://www.xerox.com.

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